Capital One Funds (formerly, Hibernia Funds)


                           Fidelity Bond Amendment Filing








      Contents of Submission:





      1)    Copy of the Financial Institution Investment Company Asset
      Protection Bond ("Bond") and extension endorsement received on   October 5
      and 6, 2006 for filing as required by Rule 17g-  1(g)(A)(i);


      2)    Copy of the resolution of a majority of the disinterested
      directors approving the form and amount of the Bond, as required   by Rule
      17g-1(g)(A)(ii); and


      3) As required by Rule 17g-1(g)(A)(iii), the period for which premiums have been paid is October 1, 2006 to October 31, 2006, representing an extension to the current Bond.









               Chubb Group of Insurance Companies
         15 Mountain View Road, Warren, New Jersey 07059

                    FEDERAL INSURANCE COMPANY
              Incorporated under the laws of Indiana
       a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
                    Indianapolis, IN 46204-1927

                           DECLARATIONS
________________________________________________________________

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND
Bond Number: 81948103

NAME OF ASSURED (including its Subsidiaries):

HIBERNIA FUNDS

5800 Corporate Drive

Pittsburgh, PA 15237

ITEM 1. BOND PERIOD: from 12:01 a.m. on October 1, 2005
                       to 12:01 a.m. on October 1, 2006

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:
If Not Covered is inserted below opposite any specified
INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.
                                                      DEDUCTIBLE
INSURING CLAUSE                 LIMIT OF LIABILITY      AMOUNT
1. Employee                        $    1,250,000   $         0
2. On Premises                     $    1,250,000   $   150,000
3. In Transit                      $    1,250,000   $   150,000
4. Forgery or Alteration           $    1,250,000   $   150,000
5. Extended Forgery                $    1,250,000   $   150,000
6. Counterfeit Money               $    1,250,000   $   150,000
7. Threats to Person               $    1,250,000   $   150,000
8. Computer System                 $    1,250,000   $   150,000
9. Voice Initiated Funds Transfer
   Instruction                     $    1,250,000   $   150,000
10 Uncollectible Items of Deposit  $      100,000   $    10,000
11.Audit Expense                   $      100,000   $    10,000
12.Telefacsimile Instruction Fraud $    1,250,000   $   150,000
13.Unauthorized Signature          $      100,000   $    10,000
14.Claims Expense                  $      100,000   $    10,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE
TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY
HEREWITH:
1 - 6

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/S/ W. Andrew Macan
W. Andrew Macan
Secretary

/s/ Thomas F. Motamed
Thomas F. Motamed
President

/s/ Robert Hamburger
Robert Hamburger
Authorized Representative





The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee
1. Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises
2. Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit
3. Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:
a. in an armored motor vehicle, including loading and unloading thereof,
b. in the custody of a natural person acting as a messenger of the ASSURED, or
c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:
(1)      written records,
(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or
(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
        Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration
4.       Loss resulting directly from:
a. Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or
b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;
excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.
        For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery
5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:
(1)      bear a Forgery or a fraudulently material alteration,
(2)      have been lost or stolen, or
(3)      be Counterfeit, or
b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.
        Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.
        For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money
6. Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person
7. Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.
        It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System
8.       Loss resulting directly from fraudulent:
a.       entries of data into, or
b. changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:
(1) funds or other property to be transferred, paid or delivered,
(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
(3) an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction
9. Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customers account, provided such Voice Initiated Funds Transfer Instruction was:
a. received at the ASSUREDS offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,
b.       made by a person purporting to be a Customer, and
c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.
        In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit
10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
a.       redemptions or withdrawals to be permitted,
b.       shares to be issued, or
c.       dividends to be paid,
from an account of an Investment Company.

        In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.
        Items of Deposit shall not be deemed uncollectible until the ASSUREDS standard collection procedures have failed.

Audit Expense
11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured
A. If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.
(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.
(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.
(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured
B. The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.
        The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
        Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company
C. If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:
(1)      occurred or will occur on premises, or
(2)      been caused or will be caused by an employee, or
(3) arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:
a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company
D. When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:
(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(3) the total number of outstanding voting securities. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys Fees
E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:
(1) an Employee admits to being guilty of Larceny or Embezzlement,
(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or
(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.
        The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.
        If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.
        If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorneys fees incurred in defending all or part of such suit or legal proceeding.
        If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM
2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANYS liability for court costs and attorneys fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorneys fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.
        If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANYS liability for court costs and attorneys fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorneys fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.
        Amounts paid by the COMPANY for court costs and attorneys fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations

Definitions
1.       As used in this Bond:
a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.
b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.
c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.
d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.
e.       Employee means:
(1)      an officer of the ASSURED,
(2) a natural person while in the regular service of the ASSURED at any of the ASSUREDS premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,
(3) a guest student pursuing studies or performing duties in any of the ASSUREDS premises,
(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,
(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSUREDS supervision at any of the ASSUREDS premises,
(6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,
(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or
(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
a. creating, preparing, modifying or maintaining the ASSUREDS computer software or programs, or
b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,
(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.
        The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:
a. which is not an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or
b. which is a bank (as defined in Section 2(a) of the Investment Company Act of 1940).
        This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSUREDS rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.
        Each employer of persons as set forth in e.(4), (5) and
(8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.
        Independent contractors not specified in e.(4), (5) or
(8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.
f. Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of ones own name, with or without authority, in any capacity for any purpose.
g. Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
i. Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.
j. Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSUREDS consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.
k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.
l. Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.
m. Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.
p. Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.
q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.
        For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses
2.       This bond does not directly or indirectly cover:
a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;
b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
c. loss resulting from the effects of nuclear fission or fusion or radioactivity;
d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;
g. loss resulting from indirect or consequential loss of any nature;
h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:
(1)      of any law regulating:
a.       the issuance, purchase or sale of securities,
b. securities transactions on security or commodity exchanges or the over the counter market,
c.       investment companies,
d.       investment advisors, or
(2) of any rule or regulation made pursuant to any such law; or
j.       loss of confidential information, material or data;
k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except
Insuring Clause 1.
3.       This Bond does not directly or indirectly cover:
a.       loss caused by an Employee, provided, however, this
Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
(2) to do damage to the premises or Property of the ASSURED;
c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;
e.       loss of property while in the mail;
f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.
g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;
h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSUREDs Computer System; or
i. loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customers authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.
4.       This bond does not directly or indirectly cover:
a. loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;
b.       loss resulting from forgery or any alteration;
c.       loss involving a counterfeit provided, however, this
Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of
Liability
5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
c. all acts, other than those specified in a. above, of any one person, or
d. any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
All acts, as specified in c. above, of any one person which
i. directly or indirectly aid in any way wrongful acts of any other person or persons, or
ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery
6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:
a. facts which may subsequently result in a loss of a type covered by this Bond, or
b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company
7. a. The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.
c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty
(60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.
e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.
f. Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount
8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.
        There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation
9.       BOOKS OF ACCOUNT OR OTHER RECORDS
        The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.
        The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.
        In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

        OTHER PROPERTY
        The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement
10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.
        The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANYS indemnity shall be:
a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;
b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.
        The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANYS indemnity is sustained.
        The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.
        The ASSURED shall pay the proportion of the Companys premium charge for the Companys indemnity as set forth in
Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery
11. In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSUREDS rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSUREDS rights, title and interest and causes of action against any person or entity to the extent of such payment.
        Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:
a. first, to the satisfaction of the ASSUREDS loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,
b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSUREDS claim,
c.       third, to the ASSURED in satisfaction of the applicable
DEDUCTIBLE AMOUNT, and
d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.
        Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured
12. At the COMPANYS request and at reasonable times and places designated by the COMPANY, the ASSURED shall:
a. submit to examination by the COMPANY and subscribe to the same under oath,
b. produce for the COMPANYS examination all pertinent records, and
c. cooperate with the COMPANY in all matters pertaining to the loss.
        The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination
13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
        If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
        This Bond will terminate as to any one ASSURED, other than an Investment Company:
a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or
b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or
c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.
        The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.
        If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:
a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and
b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.
        The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance
14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
a.       the ASSURED,
b.       a Transportation Company, or
c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity
15. If any limitation within this Bond is prohibited by any law controlling this Bonds construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification
16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.
        If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.
        If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

================================================================

                                     FEDERAL INSURANCE COMPANY

                                     Endorsement No:      1

                                     Bond Number:    81948103

NAME OF ASSURED:      HIBERNIA FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Hibernia Funds
Hibernia Capital Appreciation Fund
Hibernia Louisiana Municipal Income Fund
Hibernia Mid Cap Equity Fund
Hibernia Total Return Bond Fund
Hibernia U.S. Government Income Fund
Hibernia Cash Reserve Fund
Hibernia U.S. Treasury Money Market Fund


This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 17, 2005

By

 /s/ Robert Hamburger
Authorized Representative

================================================================

                                       FEDERAL INSURANCE COMPANY

                                       Endorsement No.:   2

                                       Bond Number:      81948103

NAME OF ASSURED:     HIBERNIA FUNDS

DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.


This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 17, 2005

By

 /s/ Robert Hamburger
Authorized Representative

=================================================================

                                       FEDERAL INSURANCE COMPANY

                                       Endorsement No.:   3

                                       Bond Number:      81948103

NAME OF ASSURED:     HIBERNIA FUNDS


TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.     By adding the following INSURING CLAUSE:

12.    Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other
Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

a. bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b. fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction or Telefacsimile Instruction.

3.   By adding to Section 1., Definitions, the following:

r. Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3., Specific Exclusions Applicable to
All Insuring Clauses Except Insuring Clause 1. the following:

j. loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.



This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 17, 2005

By

 /s/ Robert Hamburger
Authorized Representative

================================================================

                                       FEDERAL INSURANCE COMPANY

                                       Endorsement No.:   4

                                       Bond Number:      81948103

NAME OF ASSURED:      HIBERNIA FUNDS

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

13.  Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSUREDS customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSUREDS right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.  By adding to Section 1., Definitions, the following:

s. Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified
Uncertificated Security be registered.
t. Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
     (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
     (2) of a type commonly dealt in on securities exchanges or markets, and
     (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
u. Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customers account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 17, 2005

By

 /s/ Robert Hamburger
Authorized Representative

==============================================================

                                      FEDERAL INSURANCE COMPANY

                                      Endorsement No.:    5

                                      Bond Number:  81948103

NAME OF ASSURED:  HIBERNIA FUNDS

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

14.     Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:
        (1)  the loss is covered under the Bond, and
        (2)  the loss is in excess of the applicable DEDUCTIBLE
             AMOUNT.

2.   Under General Exclusions-Applicable To All Insuring Clauses,
Section 2.f. does not apply to loss covered under this INSURING CLAUSE.


This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 17, 2005

By

 /s/ Robert Hamburger
Authorized Representative

=================================================================

Effective date of
this endorsement: October 1, 2005 FEDERAL INSURANCE COMPANY

                                  Endorsement No.:      6

                                  To be attached to and form
                                  a part of
                                  Number:    81948103

Issued to:       HIBERNIA FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 17, 2005

By

 /s/ Robert Hamburger
Authorized Representative

===============================================================

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies


POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the Act) effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policys annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.
===============================================================

                                     FEDERAL INSURANCE COMPANY

                                     Endorsement No.:     7

                                     Bond Number:   81948103

NAME OF ASSURED:      HIBERNIA FUNDS

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement
Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on April 24, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  May 1, 2006

By

 /s/ Robert Hamburger
Authorized Representative


================================================================

                                     FEDERAL INSURANCE COMPANY

                                     Endorsement No:      8

                                     Bond Number:    81948103

NAME OF ASSURED:      HIBERNIA FUNDS


NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Capital One Funds
Capital One Capital Appreciation Fund
Capital One Louisiana Municipal Income Fund
Capital One Mid Cap Equity Fund
Capital One Total Return Bond Fund
Capital One U.S. Government Income Fund
Capital One Cash Reserve Fund
Capital One U.S. Treasury Money Market Fund


This Endorsement applies to loss discovered after 12:01 a.m. on April 24, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  May 1, 2006

By

 /s/ Robert Hamburger
Authorized Representative




=================================================================

                                       FEDERAL INSURANCE COMPANY

                                       Endorsement No.:   9

                                       Bond Number:  81948103

NAME OF ASSURED:  CAPITAL ONE FUNDS


EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.BOND PERIOD: from 12:01 a.m. on October 1, 2005
                    to   12:01 a.m. on November 1, 2006



This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  October 3, 2006

By

 /s/ Robert Hamburger
Authorized Representative




                      RESOLUTIONS OF THE BOARD OF TRUSTEES
                              OF CAPITAL ONE FUNDS
                        AS ADOPTED UNANIMOUSLY AT THEIR
                             SPECIAL BOARD MEETING
                               SEPTEMBER 26, 2006
             AND RESPECTFULLY SUBMITTED BY GAIL C. JONES, SECRETARY


      RESOLVED,  that the Board hereby approves an extension to the current D&O/E&O insurance policy and Fidelity Bond, for a period of between thirty and forty-five calendar days, term to be determined subject to review by counsel and Mr. Barrett.

      FURTHER RESOLVED, that Mr. John A. Barrett is hereby designated as the Officer required to make the filings and give the notices required by Paragraph (f) of Rule 17g-1 of the Investment Company Act of 1940, as amended and is hereby given full power and authority to make and amend such filings on behalf of the Trust.